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                                                     EXHIBIT 23.3



            CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS





The Board of Directors
California Bancshares, Inc.:

We consent to the incorporation by reference of our report dated January 17, 1996, except for Note 14, which is as of February 12, 1996, with respect to the consolidated balance sheet of California Bancshares, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995, which report is incorporated by reference in the Joint Proxy/Prospectus of California Bancshares, Inc. and U. S. Bancorp and to the reference to our firm under the heading "Experts" in the Joint Proxy/Prospectus.

                                  KPMG Peat Marwick LLP

San Francisco, California
April 5, 1996